RECRO PHARMA, INC.

490 Lapp Road

Malvern, PA 19355

March 4, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Austin Stephenson

Re:	Recro Pharma, Inc. Registration Statement on Form S-1
(File No. 333-191879)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-1 effective as of 5:00 p.m., March 6, 2014, or as soon thereafter as practicable.

In connection with this request, Recro Pharma, Inc. (the “Company”) acknowledges: that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (484) 395-2400 or to Justin P. Klein at (215) 864-8606 or Katayun I. Jaffari at (215) 864-8475.

Sincerely.

/s/ Gerri A. Henwood
Gerri A. Henwood
Chief Executive Officer

cc:	Justin P. Klein, Esq.
Katayun I. Jaffari, Esq.